Exhibit 99.1

Glass House Brands to Participate at the Benzinga Cannabis Capital Conference in Chicago on October 8-9, 2024

LONG BEACH, CA and TORONTO, October 2, 2024 -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest-growing, vertically integrated cannabis businesses in the U.S. today announced that Graham Farrar, Co-founder, Board Member and President, and Mark Vendetti, Chief Financial Officer will participate at the Benzinga Cannabis Capital Conference being held October 8-9, 2024, in Chicago.

Mr. Farrar will participate in the panel discussion "How To Leverage Emerging Technologies To Drive Cannabis Supply Chain Efficiencies" moderated by Barbara Fox, CEO of Cannabiz Supply, on Wednesday, October 9th, 2024 at 11:30 am CT.

Mr. Vendetti will participate in the VIP Roundtable "Cannabis Capital Markets: What do the Industry's Leading Operators Expect from 2025" moderated by Dai Truong, Managing Director of Arlington Capital Advisors on Wednesday, October 9th, 2024 at 10:00 am CT.

To schedule a one-on-one meeting with the Glass House management team, please contact your Benzinga representative or KCSA Strategic Communications at glasshouse@kcsa.com.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email- alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com